Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 27, 2006

Relating to Preliminary Prospectuses dated April 20, 2006 and April 27, 2006

Registration No. 333-133109

6,050,000 Shares

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Gulfport Energy Corporation

Ticker / Exchange:	GPOR / Nasdaq National Market

Offering size:	6,050,000 shares to be sold by the selling stockholders only.

Over-allotment option:	15%, or 907,500 shares, to be sold by GPOR only.

Public offering price:	$14.00 per share

Price to selling stockholders/GPOR:	$13.23 per share

Net proceeds to GPOR:

We will not receive any of the net proceeds from the sale of shares by the selling stockholders. We have granted the underwriters an option to purchase up to 907,500 shares of our common stock to cover over-allotments. If the over-allotment option is exercised in full, we will receive net proceeds of approximately $11.5 million from our sale of 907,500 shares of our common stock, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds, if any, from the exercise of such option to repay outstanding borrowings under our credit facility with Bank of America.

Trade date:	April 28, 2006

Settlement date:	May 3, 2006

Lead book-running manager:	Johnson Rice & Company L.L.C.

Co-managers:	Dahlman Rose & Company LLC, First Albany Capital Inc., Pritchard Capital Partners, LLC, and Simmons & Company International.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING (504) 584-1231.